Exhibit (d)(7)

C L I F F O R D
C H A N C E

EXECUTION VERSION

SANTANDER FINANCE PREFERRED, S.A. UNIPERSONAL
GBP 250,000,000 SERIES 7 FIXED/FLOATING RATE
NON-CUMULATIVE PERPETUAL GUARANTEED
PREFERRED SECURITIES
GUARANTEED BY

BANCO SANTANDER CENTRAL HISPANO, S.A.

GUARANTEE

THIS GUARANTEE (the “Guarantee”), dated 10 July 2007, is executed and delivered by Banco Santander Central Hispano, S.A., a limited liability company (sociedad anónima) incorporated under the laws of the Kingdom of Spain (the “Bank” or the “Guarantor”) for the benefit of the Holders (as defined below).

WHEREAS, the Bank wishes to procure the issue by Santander Finance Preferred, SA. Unipersonal, a limited liability company (sociedad anónima) incorporated under the laws of the Kingdom of Spain (the “Issuer”) of Series 7 £250,000,000 Fixed/Floating Non-cumulative Perpetual Guaranteed Preferred Securities (the “Preferred Securities”) and the Bank wishes to issue this Guarantee for the benefit of the Holders.

NOW, THEREFORE the Bank executes and delivers this Guarantee for the benefit of the Holders.

1.	Definitions

As used in this Guarantee, the following terms shall, unless the context otherwise requires, have the following meanings:

“Bank Shares” means any ordinary shares of the Bank;

“Distributable Profits” means in respect of any Fiscal Year of the Bank the reported net profit (calculated in compliance with the regulations of the Bank of Spain) of the Bank, determined after tax and extraordinary items for such year, as derived from the non-consolidated audited profit and loss account of the Bank, irrespective of whether shareholders’ meeting approval is still pending, prepared in accordance with generally applicable accounting standards in Spain and Bank of Spain requirements and guidelines, each as in effect at the time of such preparation. In the event that on any Distribution Payment Date, the audit of the non-consolidated profit and loss account of the Bank has not been completed, the reference to be used to calculate the Distributable Profits will be the balance of the unaudited non-consolidated profit and loss account of the Bank as reported in the financial statements delivered to the Bank of Spain in respect of 31 December of the preceding Fiscal Year.

“Distributions” means the non-cumulative cash distributions payable per Preferred Security in accordance with the terms thereof;

“Distribution Payment Date” means each Distribution Payment Date (Fixed) and each Distribution Payment Date (Floating) (each as defined in the terms of the Preferred Securities);

“Distribution Period” shall have the meaning given to it in the Terms of the Preferred Securities;

“Fiscal Year” means the accounting year of the Guarantor as set out in its by-laws;

“Guarantee Payments” means (without duplication) (i) any accrued but unpaid Distribution payable on the Preferred Securities for the most recent Distribution Period; (ii) the Redemption Price payable on the redemption of Preferred Securities; and (iii) the Liquidation Distributions due on the Liquidation Date;

“Group” means the Bank and its consolidated subsidiaries;

“Holder” means any holder from time to time of any Preferred Security; provided, however, that in determining whether the Holders of the requisite percentage of Preferred Securities have given any request, notice, consent or waiver hereunder, Holder shall not include the Bank or any Subsidiary (including the Issuer);

“Liquidation Date” means the date of final distribution of the assets of the Issuer in the case of any liquidation, dissolution or winding-up of the Issuer (whether voluntary or involuntary);

“Liquidation Distribution” means, with respect to each Preferred Security, the Liquidation Preference plus an amount equal to accrued and unpaid Distributions for the then current Distribution Period to (but excluding) the date of payment on such Liquidation Distribution;

“Liquidation Preference” means £50,000 per Preferred Security;

“Parity Securities” means (as the case may be) any preferred securities (participaciones preferentes) issued under Spanish Law 13/1985, or other securities or instruments equivalent to preferred securities issued by the Issuer, or by any other subsidiary of the Bank which are guaranteed by the Bank and entitled to the benefit of a guarantee ranking pari passu with the Bank’s obligations under the Guarantee, or issued by the Bank and ranking pari passu with the Bank’s obligations under the Guarantee.

“Redemption Price” means the Liquidation Preference plus accrued and unpaid Distributions for the then current Distribution Period to the date fixed for redemption per Preferred Security;

“Spain” means the Kingdom of Spain;

“Subsidiary” means any entity which the Bank may, directly or indirectly, control in accordance with Article 4 of the Securities Market Act (Ley del Mercado de Valores); and

“Special General Meetings” means the meetings of holders of preferred securities of the Issuer.

2.	Guarantee

2.1	Guarantee

Subject to the limitations contained in the following paragraphs of this Clause 2 (Guarantee), the Bank irrevocably and unconditionally agrees to pay in full to the Holders, the Guarantee Payments (to the extent not paid by the Issuer), as and when due upon receipt of a notice by any Holder demanding payment, regardless of any defence, right of set-off or counterclaim which the Issuer may have or assert.  This Guarantee is unconditional, irrevocable, continuous and absolute (Garantía Solidaria under Spanish law).

2.2
Limitations to the Guarantee Payments in relation to the Distributions Notwithstanding Clause 21 (Guarantee), the Bank will not be obliged to make any Guarantee Payment in respect of Distributions (including accrued and unpaid Distributions relating to the Redemption Price or Liquidation Distribution) on any Preferred Securities to the extent that:

2.2.1
the aggregate of such Distribution, together with any other distributions previously paid during the then-current Fiscal Year and any distributions proposed to be paid during the then-current Distribution Period in each case on or in respect of Parity Securities (including the Preferred Securities) would exceed the Distributable Profits of the immediately preceding Fiscal Year; or

2.2.2
even if Distributable Profits are sufficient, to the extent that under applicable Spanish banking regulations relating to capital adequacy requirements affecting financial institutions which fail to meet their required capital ratios on a parent company only basis or on a consolidated basis, the Bank would be prevented at such time from making payments on its ordinary shares or Parity Securities issued by it.

2.3	Limitations to the Guarantee Payments in relation to the Liquidation Distributions

Notwithstanding Clause 2.1 (Guarantee), if, at the time that any liquidating distributions are to be paid by the Bank in respect of the Preferred Securities or any other Parity Securities, proceedings are or have been commenced for the voluntary or involuntary liquidation, dissolution or winding up of the Bank or for a reduction in the Bank’s shareholders’ equity pursuant to Article 169 of the Spanish Corporation Law (Ley de Sociedades Anónimas) the liquidating distribution with respect to the Preferred Securities, and all Parity Securities shall not exceed the liquidating distribution that would have been paid from the assets of the Bank (after payment in full, in accordance with Spanish law, to all creditors of the Bank, including holders of its subordinated debt, but excluding holders of any guarantee or other contractual right expressed to rank pari passu with or junior to this Guarantee) had all Parity Securities (including the Preferred Securities) been issued by the Bank and ranked (A) junior to all liabilities of the Bank, (B) pari passu with Parity Securities issued by the Bank, if any, and (C) senior to the Bank Shares.

2.4	Pro rata Payments

If the amounts described in Clause 2.1 (Guarantee) cannot be paid by reason of any limitation referred to in Clause 2.2 (Limitations to the Guarantee Payments in relation to the Distributions) or 2.3 (Limitations to the Guarantee Payments in relation to the Liquidation Distributions), such amounts will be payable pro rata in the proportion that the amount available for payment bears to the full amount that would have been payable but for such limitations.

2.5	Ranking of the Guarantee

The Bank agrees that subject to applicable laws, the Bank’s obligations hereunder constitute unsecured obligations of the Bank and rank and will at all times rank (a) junior to all liabilities of the Bank, including subordinated liabilities, (other than any guarantee or contractual right expressed to rank equally with or junior to this Guarantee); (b) pari passu with any Parity Securities issued by the Bank and any obligation assumed by the Bank under any guarantee in favour of holders of any Parity Securities issued by any Subsidiary; and (c) senior to the Bank Shares.

2.6	Acceptance of the Guarantee

The mere subscription of Preferred Securities will be deemed for all purposes to constitute the plain and full acceptance of this Guarantee.

3.	Characteristics of the Guarantor’s Obligations under the Guarantee

3.1	Waiver

The Guarantor waives any right or benefit (of order, excussio or division) to which it may be entitled under Spanish law with regard to objecting to make any payment by virtue of the Guarantee.

The obligations of the Guarantor are independent of those of the Issuer. The Guarantor shall remain liable as the principal and sole debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee, and shall not be able to demand that the Holders of the Preferred Securities exhaust any of their rights or take any legal action against the Issuer prior to taking action against the Guarantor (Garantía Solidaria under Spanish law).

3.2	Obligations and Commitments of the Guarantor

The obligations and commitments of the Guarantor shall not be affected by any of the following circumstances:

3.2.1
the waiver by the Issuer, either by the application of a legal provision or for any other reason, to fulfil any commitment, term or condition, whether implicit or explicit, in relation to the Preferred Securities; or

3.2.2
the extension of the Distribution Payment Date, the Liquidation Date or the date for payment of the Redemption Price with regard to the Preferred Securities or the extension granted for the fulfilment of any other obligation related to the Preferred Securities; or

3.2.3	any breach, omission or delay by the Holders in exercising the rights granted by the Preferred Securities; or

3.2.4	the liquidation, dissolution, or sale of any asset given as a guarantee, temporary receivership, bankruptcy, receivership proceedings or renegotiation of debt affecting the Issuer; or

3.25	any defect in or invalidity of the Preferred Securities; or

3.2.6	transactions involving any obligation guaranteed by this Guarantee or undertaken by virtue of this Guarantee.

The Holders of Preferred Securities shall not be obliged whatsoever to notify the Guarantor of the occurrence of any of the aforementioned circumstances, nor to obtain their consent in relation to the same.

3.3	Subrogation

The Bank shall be subrogated to any and all rights of the Holders against the Issuer in respect of any amounts paid to the Holders by the Bank under this Guarantee. The Bank shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Bank in violation of the preceding sentence, the Bank agrees to pay over such amount to the Holders.

3.4	Deposit of the Guarantee

This Guarantee shall be deposited with and held by the Bank of New York as Principal Paying Agent until all the obligations of the Bank have been discharged in full. The Bank hereby acknowledges the right of every Holder to the production of, and the right of every Holder to obtain a copy of, this Guarantee.  A Holder may enforce this Guarantee directly against the Bank, and the Bank waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Bank. Subject to Clause 3.1 (Waiver), all waivers contained in this Guarantee shall be without prejudice to the Holder’s right to proceed against the Issuer.  The Bank agrees that this Guarantee shall not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations of the Bank under this Guarantee.

4.	Other Obligations of the Guarantor under the Guarantee

4.1	No further issues

The Bank will not issue any preferred securities or other instruments equivalent to preferred securities, ranking senior to its obligations under this Guarantee or give any guarantee in respect of any preferred securities or other instruments equivalent to preferred securities, issued by any Subsidiary, if such guarantee would rank senior to this Guarantee (including, without limitation, any guarantee that would provide a priority of payment with respect to Distributable Profits) unless in each case, this Guarantee is amended so that it ranks pari passu with, and contains substantially equivalent rights of priority as to payment of Distributable

Profits as, any such other preferred securities or securities or other instruments equivalent to preferred securities or other such guarantee.

4.2	Non-Payments

The Bank undertakes that if any amount required to be paid pursuant to this Guarantee in respect of any Distribution payable in respect of the most recent Distribution Period has not been paid, whether by reason of the limitations of Clause 2.2 (Limitations to the Guarantee Payments in relation to the Distributions) or otherwise, no dividends (except in the form of the Bank Shares or other shares of the Bank ranking junior to the obligations of the Bank under this Guarantee) will be declared or paid or set aside for payment, or other distribution made, upon the Bank Shares or any other class of share capital or any securities of the Bank ranking junior to this Guarantee, nor will any Bank Shares or any other class of share capital or securities of the Bank ranking junior to the obligations of the Bank under this Guarantee, be redeemed, repurchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Bank Shares, class of share capital or securities) by the Bank (except by conversion into or in exchange for shares or securities of the Bank ranking junior to this Guarantee), until such time as the Issuer or the Bank pursuant to this Guarantee shall have made payment of, or set aside payment with respect to, full Distributions on two consecutive Distribution Periods (Fixed) or on four consecutive Distribution Periods (Floating) (or, if applicable, for one Distribution Period (Fixed) and two consecutive Distribution Periods (Floating)) in respect of all Preferred Securities then outstanding.

4.3	Ownership

The Guarantor undertakes to hold (directly or indirectly) 100% of the ordinary shares of the Issuer so long as any Preferred Securities of the Issuer shall remain outstanding, and not to permit or take any action to cause the liquidation, dissolution or winding up of the Issuer except as provided in paragraph 3.2 of the terms and conditions of the Preferred Securities.

4.4	Voting Rights

The Bank undertakes in connection with the right of the Holders to participate in the adoption by the Issuer of certain decisions in the Special General Meetings as contemplated in the terms and conditions of the Preferred Securities:

4.4.1
to vote, in the corresponding general meeting of shareholders of the Issuer, in favour of the appointment or removal of the directors so named by the Special General Meetings and to take all necessary measures in such regard;

4.4.2
to vote, in the corresponding general meeting of shareholders of the Issuer, in conformity with the result of the vote of the Special General Meetings with respect to the dissolution and winding-up of the Issuer; and

4.4.3
to vote, in the corresponding general meeting of shareholders of the Issuer, in conformity with the result of the vote of the Special General Meetings with respect to the issuance of further Preferred Securities or of other preferred securities where the Issuer has not duly made the most recent distribution required in respect of the preferred securities issued and outstanding at the time.

4.5	Compliance with the Preferred Securities

The Guarantor agrees to comply with any obligations expressed to be undertaken by it under the terms of the Preferred Securities.

5.	Termination of the Guarantee

This Guarantee shall terminate and be of no further force and effect upon payment of the Redemption Price or purchase and cancellation of all Preferred Securities or payment in full of the Liquidation Distributions, provided, however, that this Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time payment of any sums paid under the Preferred Securities or this Guarantee must be restored by a Holder for any reason whatsoever.

6.	General

6.1	Successors and Assigns

Subject to operation of law, all guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Bank and shall inure to the benefit of the Holders, each of whom shall be entitled severally to enforce this Guarantee against the Bank.  The Bank shall not transfer its obligations hereunder without the prior approval of the Holders of not less than two-thirds in Liquidation Preference of the Preferred Securities or by resolution of a Special General Meeting approved by the Holders of Preferred Securities representing at least two-thirds of the Liquidation Preference, provided, however, that the foregoing shall not preclude the Bank from merging or consolidating with, or transferring or otherwise assigning all or substantially all of its assets to, a banking organisation or any other entity permitted by applicable laws without obtaining any approval of such Holders.  The convening and holding of the Special General Meeting shall be done in accordance with Clause 6.2 of the Terms and Conditions.

The Bank shall notify (i) any request for approval from the Holders and (ii) any merger, consolidation, transfer or assignment, each as referred to in this Clause 6.1 (Successors and Assigns), in accordance with Clause 6.4 (Notices).

6.2	Transfers

This Guarantee is solely for the benefit of the Holders and is not separately transferable from the Preferred Securities.

6.3	Amendments

Except for those changes (a) required by Clause 4.1 (No further issues) hereof, (b) which do not adversely affect the rights of Holders or, (c) necessary or desirable to give effect to any one or more transactions referred to in the provision to Clause 6.1 (Successors and Assigns) (in any of which cases no agreements will be required), this Guarantee shall be changed only by agreement in writing signed by the Bank with the prior approval of the Holders of not less than two-thirds in Liquidation Preference of the Preferred Securities or by resolution of a Special General Meeting approved by the Holders of the Preferred Securities representing at least two-thirds of the Liquidation Preference.  The calling and holding of such Special General Meeting shall be done in accordance with Clause 6.2 of the Terms and Conditions.

6.4	Notices

6.4.1
Any notice, request or other communication required or permitted to be given hereunder to the Bank shall be given in writing by delivering the same against receipt therefore or by facsimile transmission (confirmed by mail) addressed to the Bank, as follows (and if so given by facsimile transmission), shall be deemed given upon mailing of confirmation, to:

Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
Edificio Encinar, Planta 0
28660 Boadilla del Monte

Madrid, Spain
Facsimile: +34 91 257 1473
Attention: Emisiones Corporativas

The address of the Bank may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Bank to The Bank of New York as Principal Paying Agent.

6.4.2
Any notice, request or other communication required to be given by the Bank under this Guarantee will be given by it (i) so long as any Preferred security is admitted to the official list maintained by the UK Listing Authority and is admitted to trading on the London Stock Exchange Plc’s Gilt-Edged and Fixed Interest Market, and the UK Listing Authority so requires, by publication in a leading English language daily newspaper published in London (which is expected to be the Financial Times) of, if such a publication is not practicable, in a leading daily newspaper in English and having general circulation in Europe, and (ii) by mail to Euroclear and Clearstream, Luxembourg (in each case not less that 30 nor more than 60 days prior to the date of the act or event to which such notice, request or communication relates).

In accordance with their published rules and regulations, each of Euroclear and Clearstream, Luxembourg will notify holders of securities accounts with it to which any Preferred Securities are credited of any such notices received by it.

6.5	Annual Reports

The Bank will furnish any prospective Holder, upon request of such Holder, with a copy of its annual report, and any interim reports made generally available by the Bank to holders of the Bank Shares.

7.	Law and Jurisdiction

7.1	Law

This Guarantee shall be governed by, and construed in accordance with, Spanish law.

7.2	Jurisdiction

The Bank hereby irrevocably agrees for the benefit of the Holders that the courts of Madrid are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (together referred to as “Proceedings”) may be brought in such courts.  The Bank irrevocably waives any objection which it may have now or hereinafter to the laying of the venue of any Proceedings in the courts of Madrid.  Nothing contained in this Clause 7.2 (Jurisdiction) shall limit any right to take Proceedings against the Bank in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other competent jurisdictions, whether concurrently or not.

THIS GUARANTEE is executed as of the date first above written on behalf of the Bank.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By:	/s/ Antonio Torío
Antonio Torío
Director